UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

BTU INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, $.01 par value per share

(Title of Class of Securities)

056032105

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 056032105	13G	Page 2 of 6 Pages

(1)	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFACATION NO. OF ABOVE PERSON Paul J. van der Wansem
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(5) SOLE VOTING POWER 1,394,150
(6) SHARED VOTING POWER 497,250
(7) SOLE DISPOSITIVE POWER 1,394,150
(8) SHARED DISPOSITIVE POWER 497,250
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,891,400
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.8%
(12)	TYPE OF REPORTING PERSON IN

Item 1	(a).	Name of Issuer

The name of the issuer to which this filing on Schedule 13G relates is BTU International, Inc. (the “Company”).

Item 1	(b).	Address of Issuer’s Principal Executive Offices

The principal executive office of the Company is located at 23 Esquire Road, North Billerica, Massachusetts 01862.

Item 2	(a).	Name of Person Filing

This Schedule 13G is being filed on behalf of Mr. Paul J. van der Wansem.

Item 2	(b).	Address of Principal Business Office or, if none, Residence

The principal business address of Mr. van der Wansem is 23 Esquire Road, North Billerica, Massachusetts 01862.

Item 2	(c).	Citizenship

Mr. van der Wansem is a citizen of the Netherlands.

Item 2	(d).	Title of Class of Securities

The class of equity securities of the Company to which this filing on Schedule 13G relates is Common Stock, $.01 par value per share (“Common Stock”).

Item 2	(e).	CUSIP Number

The CUSIP number of the Company’s Common Stock is 056032105.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐ An investment adviser in accordance with §13d-1(b)(1)(ii)(E).

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

	(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

Page 3 of 6 Pages

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

☐ If this statement is filed pursuant to §240.13d-1(c), check this box .

Item 4(a).		Amount beneficially owned

Mr. van der Wansem owns 1,891,400 shares of the Company’s Common Stock. Of these shares: (i) 97,000 shares of Common Stock are held by a trust for the benefit of certain members of Mr. van der Wansem’s family. Mr. van der Wansem is a trustee and may be deemed to share voting and investment power. He disclaims beneficial ownership in the shares held in this trust.; (ii) 265,000 shares are held in a limited partnership, in which Mr. van der Wansem is a general partner and a limited partner who may be deemed to share voting and investment power. Mr. van der Wansem disclaims beneficial ownership in the shares held in this partnership.; (iii) 75,000 shares are held by Mrs. van der Wansem, and Mr. van der Wansem may be deemed to share voting and investment power with respect to these shares, but he disclaims beneficial ownership; (iv) 60,250 shares are held by a charitable foundation, of which Mr. van der Wansem is a trustee who may be deemed to share voting and investment power. Mr. van der Wansem disclaims beneficial ownership in the shares held by the charitable foundation; and (v) 212,750 shares are represented by options exercisable within 60 days of December 31, 2010.

Item 4(b).		Percent of Class

Mr. van der Wansem owns 19.8% of the Company’s Common Stock.

Item 4(c).		Number of shares as to which such person has:

	(i)	sole power to vote or to direct the vote:

1,394,150

	(ii)	shared power to vote or to direct the vote:

497,250

	(iii)	sole power to dispose or to direct the disposition of:

1,394,150

	(iv)	shared power to dispose or to direct the disposition of:

497,250

Item 5.		Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.		Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.		Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company :

Page 4 of 6 Pages

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Page 5 of 6 Pages

Item 10.	Certification

By signing below, the undersigned certifies that, to the best of his knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Dated: February 1, 2011

BY:	/S/ PAUL J. VAN DER WANSEM
Name:	Paul J. van der Wansem

Page 6 of 6 Pages